United States securities and exchange commission logo





                              November 3, 2021

       Gilad Shany
       Chief Executive Officer
       ION Acquisition Corp 2 Ltd.
       89 Medinat Hayehudim Street
       Herzliya 4676672, Israel

                                                        Re: ION Acquisition
Corp 2 Ltd.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed October 25,
2021
                                                            File No. 333-258472

       Dear Mr. Shany:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. =Our references to prior comments are to comments in our October 21, 2021 letter.

       Amendment No. 2 to Form S-4 filed October 25, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       242

   1. Please refer to prior comments 4 and 5. We note that you do not evaluate core clients, the percentage of revenue
derived from such clients, core client retention and net revenue retention on a
quarterly basis due to the potential disparate impact of seasonality on the
                                                        Company's clients. As
this seasonality appears to materially impact your results of operations, presenting
these metrics for the interim period appears to provide material information regarding
the effect of seasonality on your results. Please revise to disclose these metrics for each
interim period presented and provide an analysis discussing the impact of seasonality
on trends in the metrics. Alternatively, revise to disclose the reason such metrics are not
provided for the interim period as discussed in your response and provide more robust
disclosure about the impact of seasonality on trends in your results of
 Gilad Shany
ION Acquisition Corp 2 Ltd.
November 3, 2021
Page 2
      operations. Refer to Item 303(b)(2)(ii) of Regulation S-K.
        You may contact Rebekah Lindsey, Senior Staff Accountant, at (202) 551-3303 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameGilad Shany
                                                           Division of
Corporation Finance
Comapany NameION Acquisition Corp 2 Ltd.
                                                           Office of Technology
November 3, 2021 Page 2
cc:       Jason Rocha
FirstName LastName